

Mail Stop 3561

October 25, 2017

Sharon John
President and Chief Executive Officer
Build-A-Bear Workshop, Inc.
1954 Innerbelt Business Center Drive
St. Louis, MO 63114

> **Re:** **Build-A-Bear Workshop, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Response dated October 13, 2017**
> **File No. 001-32320**

Dear Ms. John:

We have reviewed your October 13, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2017 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Year Ended December 31, 2016 Compared to Fiscal Year Ended January 2, 2016, page 23

1. We note your response to comment 1 and have the following additional comments.

   - Please explain to us in greater detail why the change in legal entity and resulting change in accounting policy caused your breakage revenue to increase. Please address in your response when and how much of the unused gift card balance was previously escheated to the state in Delaware and when and how much is required to be escheated in Virginia. Please further explain why the amount of breakage revenue calculated under the redemption recognition method is greater than the amount that was calculated under your prior method.

- We understand from your response that $1.7 million of the increase in net retail sales due to breakage revenue was actually due to a reclassification from SG&A expenses to net retail sales. Please revise future filings to clarify this for your investors as your current disclosure indicates that the entire amount was due to the change in accounting policy, which does not appear to be the case.

- Please confirm that you will revise your disclosure, in future filings, to more clearly explain the reasons for this increase in net retail sales as it appears to us to have a material impact on your income before income taxes.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at (202) 551-3621, Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or me with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products